CEDAR COAL COMPANY
                 CENTRAL APPALACHIAN COAL COMPANY
                SOUTHERN APPALACHIAN COAL COMPANY
              (COLLECTIVELY, THE COAL SUBSIDIARIES)
      ANNUAL REPORT PER REQUIREMENTS OF HOLDING COMPANY ACT
                RELEASE NO. 24429 FILE NO. 70-7414
                                BY MONTH, FOR THE YEAR ENDED DECEMBER 31, 1998

                      THE COAL SUBSIDIARIES
             STATEMENT OF DECLARATION AND PAYMENT OF
             DIVIDENDS OUT OF PAID-IN CAPITAL SURPLUS
          BY MONTH, FOR THE YEAR ENDED DECEMBER 31, 1998
                         ($ IN THOUSANDS)
Month                      Central      Southern
Dividends    Cedar         Appalachian  Appalachian  Total
Declared     Coal          Coal         Coal         Coal
and Paid     Company       Company      Company      Subsidiaries
January

February

March                                   $   600

April

May

June

July

August

September

October

November

December

Total
Current
Year         $  -          $ -          $   600         $   600

Cumulative
Amount*      $20,656       $5,847       $16,793         $43,296

Note: In 1987, the Securities and Exchange Commission authorized each of these Coal Subsidiaries to declare and pay dividends periodically to its parent out of paid-in capital until the amount of dividends in aggregate equaled $58.4 million, the aggregate paid-in capital of the companies as of April 30, 1987.

*Amount of dividends declared and paid to its parent out of paid-in capital since April 30, 1987.